SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             VODAVI TECHNOLOGY, INC.
                   -------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
               --------------------------------------------------
                         (Title of Class of Securities)

                                   92857U 102
                             ----------------------
                                 (CUSIP Number)

                                Anthony Silverman
                              7305 E. Del Acero Dr.
                       Scottsdale, AZ 85258 (480) 657-7083
     ----------------------------------------------------------------------
                 (Name, address, and telephone number of persons
                authorized to receive notices and communications)

                                  June 18, 2002
      ---------------------------------------------------------------------
             (Date of Event that requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule  13D because of ss.ss.  240.13d-1(e),  240.13d-1(f),  or  240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper form and shall include a signed original and five copies of this Schedule including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP NO.                         SCHEDULE 13D               Page    of    Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anthony Silverman, S.S. No. ###-##-####
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     263,267
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       263,267
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    263,267
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.05%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     Common Stock, $0.001 par value, of Vodavi Technology, Inc.

     Vodavi Technology, Inc.
     4717 E. Hilton Ave.
     Phoenix, AZ  85034

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  Anthony Silverman

     (b)  7305 E. Del Acero Dr., Scottsdale, AZ 85258

     (c)  Registered Representative - Equity Securities Investments, Inc., 14901
          N. Scottsdale Rd # 100, Scottsdale, AZ 85254. Principal Business - Registered Securities Broker-Dealer.

     (d)  No.

     (e)  No.

     (f)  United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     During June, 2002, Mr. Silverman purchased 32,000 shares of the issuer's common stock as follows:

     Date           Shares    Purchase price
     ----           ------    --------------
     June 18        13,000         2.30
     June 19         4,600         2.30
     June 20         5,000         2.30
     June 24         9,400         2.30

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the reporting person in acquiring the securities of the issuer is for investment. The reporting person has no plans or proposals which would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;
     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes is the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number of shares beneficially owned

          263,267

     (b)  Sole Power to Vote            263,267
          Shared Power to Vote               -0-
          Sole Dispositive Power        263,267
          Shared Dispositive Power           -0-

     (c) During June, 2002, Mr. Silverman purchased 32,000 shares of the issuer's common stock as follows:

     Date           Shares    Purchase price
     ----           ------    --------------
     June 18        13,000         2.30
     June 19         4,600         2.30
     June 20         5,000         2.30
     June 24         9,400         2.30

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: August 7, 2002                             /s/ Anthony Silverman
                                                  ------------------------------
                                                  Anthony Silverman